# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Calamos Aksia Hedged Strategies Fund, CIK 0002063706
CUSIP: 12811G306
Title of class of securities: I
Address of issuer's principal executive offices: 2020 CALAMOS COURT, NAPERVILLE, Illinois (IL), 60563
Date of event which requires filing of this statement: 03/26/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002132470

## Reporting persons
- Zhang Qin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 292,397.66; shared voting power 390,053.73; sole dispositive power 292,397.66; shared dispositive power 390,053.73; aggregate amount beneficially owned 682,451.39 (13% of the class)

## Item 1. Issuer
Name of issuer: Calamos Aksia Hedged Strategies Fund
Address of issuer's principal executive offices: 2020 CALAMOS COURT, NAPERVILLE, ILLINOIS, 60563

## Item 2. Person Filing
Name of person filing: Zhang Qin
Address of principal business office or, if none, residence: 22 W 66TH ST, New York, NY 10023, USA
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 682,451.39 shares
Percent of class: Estimated at 13%
Sole power to vote or to direct the vote: 292,397.66
Shared power to vote or to direct the vote: 390,053.73
Sole power to dispose or to direct the disposition: 292,397.66
Shared power to dispose or to direct the disposition: 390,053.73

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Zhang Qin: /s/ Zhang Qin, Individual (05/04/2026)